UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 3, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Infinity Pharmaceuticals Inc.

File No. 000-31141 – CF# 23349

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   Infinity Pharmaceuticals Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 13, 2009.

 Based on representations by Infinity Pharmaceuticals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

    Exhibit 10.1   through March 13, 2019
    Exhibit 10.2   through March 13, 2019

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Pamela Howell
        Special Counsel